January 3, 2011

By U.S. Mail and Facsimile to (918) 588-6853

Mr. Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

      Re: **BOK Financial Corporation**
                Form 10-K for the fiscal year ended December 31, 2009
                File No. 000-19341

Dear Mr. Nell:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                    Sincerely,

                    Marc Thomas
                    Reviewing Accountant